Exhibit 99.1

JA Solar Announces Second Quarter 2017 Results

BEIJING, August 22, 2017— JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•                 Total shipments were 2,389.2 megawatts (“MW”), consisting of 2,147.5 MW of modules and 167.2 MW of cells to external customers, and 74.5 MW of modules to the Company’s downstream projects.  External shipments were up 88.3% y/y and 68.3% sequentially

•                 Shipments of modules were 2,147.5 MW, an increase of 89.3% y/y and 62.1% sequentially

•                 Shipments of cells were 167.2 MW, an increase of 75.8% y/y and 233.1% sequentially

•                 Net revenue was RMB 6.0 billion ($878.1 million), an increase of 44.7% y/y and 61.2% sequentially

•                 Gross margin was 12.9%, a decrease of 240 basis points y/y and an increase of 120 basis points sequentially

•                 Operating profit was RMB 255.1 million ($37.6 million), compared to RMB 188.0 million ($27.7 million) in the second quarter of 2016, and RMB 80.0 million ($11.8 million) in the first quarter of 2017

•                 Net income was RMB 134.6 million ($19.9 million), compared to RMB 164.1 million ($24.2 million) in the second quarter of 2016, and RMB 8.1 million ($1.2 million) in the first quarter of 2017

•                 Earnings per diluted ADS were RMB 2.87 or $0.42, compared to RMB 2.87 or $0.42 in the second quarter of 2016, and RMB 0.17 or $0.03 in the first quarter of 2017

•                 Cash and cash equivalents were RMB 3.2 billion ($477.0 million), an increase of RMB 947.6 million ($139.8 million) during the quarter

•                 Non-GAAP earnings1 per diluted ADS were RMB 2.87 or $0.42, compared to RMB 2.04 or $0.30 in the second quarter of 2016, and RMB 0.17 or $0.03 in the first quarter of 2017

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Second quarter results exceeded our expectations.  Robust shipments in China, primarily attributable to accelerated activity ahead of subsidy reductions, drove our year-over-year double-digit revenue growth in the quarter.  Additionally, better-than-expected average selling price and lower blended costs resulted in 120 basis-point sequential improvement in gross margin.”

Mr. Jin continued, “We remain cautious on our business outlook as we enter the second half of 2017, given the slowdown in demand in our domestic market, coupled with the uncertainty around the Section 201 trade case in the U.S.  While anticipated changes in incentives is expected to slow the Chinese market in the second half of the year, we continue to believe our balanced global footprint and flexible business model will enable us to adjust to evolving market conditions.  Our team remains focused on prudently managing our working capital, strengthening our balance sheet and executing our business strategy to provide our customers with high-quality products.”

All shipment and financial figures refer to the quarter ended June 30, 2017, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended June 30, 2016.  All “sequential” comparisons are against the quarter ended March 31, 2017.

Total shipments were 2,389.2 MW, well above the guidance of 1,550 to 1,650 MW. This is mainly due to stronger than expected pull-in orders from the China market. External shipments of 2,314.7 MW increased 88.3% year over year and 68.3% sequentially.

External shipments breakdown by product (MW)

	2016Q2	2017Q1	2017Q2	QoQ%	YoY%
Modules and module tolling	1,134.2	1,325.1	2,147.5	62.1%	89.3%
Cells and cell tolling	95.1	50.2	167.2	233.1%	75.8%
Total	1,229.3	1,375.3	2,314.7	68.3%	88.3%

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013.

External shipments breakdown by region (percentage)

	2016Q2	2017Q1	2017Q2	QoQ(pp)	YoY(pp)
China	63.9%	39.7%	59.2%	19.50	-4.70
APAC ex-China	12.0%	44.2%	24.9%	-19.30	12.90
Europe	3.7%	5.5%	5.1%	-0.40	1.40
North America	9.3%	8.1%	8.1%	0	-1.20
South America	9.9%	0.1%	0.4%	0.30	-9.50
Others	1.2%	2.4%	2.3%	-0.10	1.10

Net revenue was RMB 6.0 billion ($878.1 million), an increase of 44.7% y/y and 61.2% sequentially.

Gross profit of RMB 770.8 million ($113.7 million) increased 22.7% y/y and 77.9% sequentially.  Gross margin was 12.9%, which compares to 15.3% in the year-ago quarter, and 11.7% in the first quarter of 2017.

Total operating expenses of RMB 515.7 million ($76.1 million) were 8.7% of revenue.  This compares to operating expenses of 10.7% of revenue in the year-ago quarter, and 9.6% of revenue in the first quarter of 2017.

Operating profit was RMB 255.1 million ($37.6 million), compared to RMB 188.0 million ($27.7 million) in the year-ago quarter, and RMB 80.0 million ($11.8 million) in the first quarter of 2017.  Operating margin was 4.3%, compared with 4.6% in the prior year period and 2.2% in the previous quarter.

Interest expense was RMB 82.6 million ($12.2 million), compared to RMB 68.8 million ($10.1 million) in the year-ago quarter, and RMB 83.3 million ($12.3 million) in the first quarter of 2017.

The change in fair value of warrant derivatives was nil, compared with positive RMB 47.4 million ($7.0 million) in the year-ago quarter, and nil in the first quarter of 2017. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, and expired on August 16, 2016. Earnings per diluted ADS were RMB 2.87 or $0.42, compared to earnings per diluted ADS of RMB 2.87 or $0.42 in the year-ago quarter, and earnings per diluted ADS of RMB 0.17 or $0.03 in the first quarter of 2017.

Liquidity

As of June 30, 2017, the Company had cash and cash equivalents of RMB 3.2 billion ($477.0 million), and total working capital of RMB 857.2 million ($126.5 million).  Total short-term borrowings were RMB 3.3 billion ($491.7 million). Total long-term borrowings were RMB 2.8 billion ($419.4 million), of which RMB 792.1 million ($116.8 million) were due in one year.

Business Outlook

For the third quarter of 2017, the Company expects total cell and module shipments to be in the range of 1,600 to 1,700 MW.  Nearly all will be external shipments.

For the full year 2017, the Company is raising its shipment outlook.  Total cell and module shipments are now expected to range between 6.5 and 7.0 GW, up from 6.0-6.5 GW in the prior guidance.  This includes 100-150 MW of module shipments to the Company’s downstream projects, down from 200-250 MW in the previous guidance.  Revenues will not be recognized for the modules shipped to the Company’s downstream projects as required by US GAAP.

Update on Yangzhou Facility Fire and Production Capacity

The Company provided an update regarding the July 13 fire at the Company’s cell production facility in Yangzhou, Jiangsu province. There were no injuries in the incident. The Company maintains insurance coverage for its production equipment and is in the process of filing insurance claims related to the incident. The cause of the fire remains under investigation.

The Company estimates loss in cell production capacity of 500 MW per annum as a result of the accident. Therefore, the Company expects its year-end cell capacity to be 6.5 GW, instead of the previous guidance of 7.0 GW. The Company now expects year-end module capacity to be 7.0 GW, instead of the previous guidance of 6.0 GW. Year-end wafer capacity guidance remains unchanged at 3.0 GW. The Company expects to restore the lost cell capacity by the first quarter of 2018.

All information regarding the impact of the fire is subject to change based on further evaluation and investigation.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on August 22, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 66045523.

A replay of the conference call may be accessed by phone at the following numbers until August 30, 2017.  To access the replay, please reference the conference ID 66045523.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2017, which was RMB 6.7793 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2017, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Jun. 30, 2016	Mar. 31, 2017	Jun. 30, 2017	Jun. 30, 2017
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	4,113,592	3,692,405	5,953,211	878,145
Cost of sales	(3,485,300)	(3,259,070)	(5,182,372)	(764,441)
Gross profit	628,292	433,335	770,839	113,704
Selling, general and administrative expenses	(396,294)	(312,858)	(480,065)	(70,813)
Research and development expenses	(44,043)	(40,460)	(35,667)	(5,261)
Total operating expenses	(440,337)	(353,318)	(515,732)	(76,074)
Income from operations	187,955	80,017	255,107	37,630
Interest expense	(68,804)	(83,274)	(82,617)	(12,187)
Change in fair value of warrant derivatives	47,417	—	—	—
Other income, net	30,878	22,516	13,654	2,014
Income before income taxes	197,446	19,259	186,144	27,457
Income tax expense	(33,357)	(11,136)	(51,536)	(7,602)
Net income	164,089	8,123	134,608	19,855
Less: income attributable to noncontrolling interest	388	—	—	—
Net income attributable to JA Solar Holdings	163,701	8,123	134,608	19,855

Net income per share attributable to ordinary shareholders:
Basic	0.57	0.03	0.57	0.08
Diluted	0.57	0.03	0.57	0.08

Weighted average number of shares outstanding:
Basic	234,290,842	234,290,842	234,311,611	234,311,611
Diluted	234,443,142	234,300,567	234,333,946	234,333,946

Comprehensive income
Net income	164,089	8,123	134,608	19,855
Foreign currency translation adjustments, net of tax	(22,068)	1,082	(786)	(116)
Other comprehensive loss	(22,068)	1,082	(786)	(116)
Comprehensive income	142,021	9,205	133,822	19,739
Income attributable to noncontrolling interest	388	—	—	—
Comprehensive income attributable to JA Solar Holdings	141,633	9,205	133,822	19,739

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	163,701	8,123	134,608	19,855
Change in fair value of warrant derivatives	(47,417)	—	—	—
Non-GAAP net income attributable to JA Solar Holdings	116,284	8,123	134,608	19,855

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.41	0.03	0.57	0.08
Diluted	0.41	0.03	0.57	0.08

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,290,842	234,311,611	234,311,611
Diluted	234,443,142	234,300,567	234,333,946	234,333,946

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For six months ended
	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2017
	RMB’000	RMB’000	USD’000

Net revenues	7,583,306	9,645,616	1,422,804
Cost of sales	(6,379,652)	(8,441,442)	(1,245,179)
Gross profit	1,203,654	1,204,174	177,625
Selling, general and administrative expenses	(708,769)	(792,923)	(116,962)
Research and development expenses	(83,642)	(76,127)	(11,229)
Total operating expenses	(792,411)	(869,050)	(128,191)
Income from operations	411,243	335,124	49,434
Interest expense	(136,077)	(165,891)	(24,470)
Change in fair value of warrant derivatives	70,864	—	—
Other income, net	47,159	36,170	5,335
Income before income taxes	393,189	205,403	30,299
Income tax expenses	(71,126)	(62,672)	(9,245)
Net income	322,063	142,731	21,054
Less: income/(loss) attributable to noncontrolling interest	1,705	—	—
Net income attributable to JA Solar Holdings	320,358	142,731	21,054

Net income per share attributable to ordinary shareholders:
Basic	1.12	0.61	0.09
Diluted	1.12	0.61	0.09

Weighted average number of shares outstanding:
Basic	234,290,842	234,301,342	234,301,342
Diluted	234,482,552	234,317,372	234,317,372

Comprehensive income
Net income	322,063	142,731	21,054
Foreign currency translation adjustments, net of tax	(22,208)	296	43
Other comprehensive loss	(22,208)	296	43
Comprehensive income	299,855	143,027	21,097
Income/(loss) attributable to noncontrolling interest	1,705	—	—
Comprehensive income attributable to JA Solar Holdings	298,150	143,027	21,097

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	320,358	142,731	21,054
Change in fair value of warrant derivatives	(70,864)	—	—
Non-GAAP net income attributable to JA Solar Holdings	249,494	142,731	21,054

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.87	0.61	0.09
Diluted	0.87	0.61	0.09

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,301,342	234,301,342
Diluted	234,482,552	234,317,372	234,317,372

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Jun. 30,
	2016	2017	2017
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,569,402	3,233,663	476,991
Restricted cash	836,761	1,137,672	167,816
Accounts receivable	2,753,678	3,063,867	451,945
Notes receivable	563,144	473,661	69,869
Inventories	2,460,488	2,431,682	358,692
Advances to suppliers	282,369	267,858	39,511
Other current assets	799,314	552,080	81,436
Total current assets	10,265,156	11,160,483	1,646,260
Property and equipment, net	5,219,501	5,595,275	825,347
Project asset	2,338,648	2,671,375	394,049
Advances to suppliers	97,429	56,538	8,340
Prepaid land use rights	524,208	531,723	78,433
Long-term investment	69,022	71,717	10,579
Other long term assets	517,292	700,988	103,401
Total assets	19,031,256	20,788,099	3,066,409
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,912,866	3,333,565	491,727
Accounts payable	2,635,525	3,406,588	502,499
Advances from customers	610,718	1,072,069	158,139
Current portion of long term borrowings	525,256	792,123	116,844
Accrued and other liabilities	1,966,475	1,698,903	250,601
Total current liabilities	8,650,840	10,303,248	1,519,810
Long-term borrowings	2,701,438	2,050,914	302,526
Other long term liabilities	1,217,648	1,829,175	269,818
Total liabilities	12,569,926	14,183,337	2,092,154
Total JA Solar Holdings shareholders’ equity	6,461,130	6,604,562	974,225
Noncontrolling interest	200	200	30
Total shareholders’ equity	6,461,330	6,604,762	974,255
Total liabilities and shareholders’ equity	19,031,256	20,788,099	3,066,409